Exhibit 99.1

Press Release
January 8, 2010
Contact: Steven F. Groth
Chief Financial Officer
212-599-8000
sgroth@financialfederal.com

Financial Federal Corporation Announces Record Date and Meeting Date for Special Meeting of Stockholders to Vote on Proposed Merger with People's United Financial, Inc.

NEW YORK, NY – Financial Federal Corporation (NYSE: FIF) today announced it has established a record date and a meeting date for its upcoming special meeting of stockholders. At the special meeting, Financial Federal's stockholders will be asked to approve the Agreement and Plan of Merger, dated as of November 22, 2009, by and between People's United Financial, Inc. and Financial Federal providing for the acquisition of Financial Federal by People's United.

Financial Federal stockholders of record at the close of business on Monday, January 11, 2010, will be entitled to notice of the special meeting and to vote at the special meeting. The special meeting is scheduled to be held on Tuesday, February 16, 2010, at 10:00 a.m. Eastern Time, at 730 Third Avenue, New York, New York.

About Financial Federal Corporation
Financial Federal (*financialfederal.com*) is a financial services company providing collateralized lending, financing and leasing services nationwide to small and medium sized businesses in the general construction, road and infrastructure construction and repair, road transportation and refuse industries.

Additional Information About this Transaction
In connection with the proposed merger, People's United filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 on December 21, 2009 that includes a preliminary proxy statement of Financial Federal that also constitutes a prospectus of People's United. These materials are not yet final and will be amended. Financial Federal will mail the proxy statement/prospectus to its stockholders once it is final. **Investors and security holders are urged to read the definitive proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.** You may obtain a free copy of the definitive proxy statement/prospectus (when available) and other related documents filed by People's United and Financial Federal with the SEC at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing People's United website at www.peoples.com under the tab "Investor Relations" and then under the heading "Financial Information" or by accessing Financial Federal's website at www.financialfederal.com under the tab "Investor Relations – SEC Filings".

Participants in this Transaction

People's United, Financial Federal and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Financial Federal stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Financial Federal stockholders in connection with the proposed merger is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with the SEC by People's United on December 21, 2009. You can find additional information about the executive officers and directors of People's United in its Annual Report on Form 10-K for the year ended December 31, 2008 and in its definitive proxy statement filed with the SEC on March 25, 2009. You can find additional information about Financial Federal's executive officers and directors in its Annual Report on Form 10-K for the year ended July 31, 2009 and in its definitive proxy statement filed with the SEC on November 5, 2009. You can obtain free copies of these documents from People's United or Financial Federal using the contact information above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Forward Looking Statements

This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) disruptions to the parties' businesses as a result of the announcement and pendency of the merger; and (3) changes in general, national or regional economic conditions.

For additional factors that may affect future results, please see People's United's and Financial Federal Corporation's filings with the Securities and Exchange Commission, including People's United's Annual Report on Form 10-K for the year ended December 31, 2008 and Financial Federal Corporation's Annual Report on Form 10-K for the year ended July 31, 2009. People's United and Financial Federal Corporation undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.